Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the three-months ended November 30, 2017

ORGANIGRAM

1.1 INTRODUCTION

1.2 FORWARD-LOOKING STATEMENTS

1.3 BUSINESS ENVIRONMENT

1.4 RISKS AND UNCERTAINTIES

1.1 INTRODUCTION

This Management Discussion and Analysis (“MD&A”) document, prepared on January 29, 2018, should be read in conjunction with the interim condensed consolidated financial statements of Organigram Holdings Inc. (the “Company” or “OHI’) for the quarters-ended November 30, 2017 and November 30, 2016.

Financial data in this MD&A is based on the condensed consolidated interim financial statements of the Company for the three-months ended November 30, 2017 and November 30, 2016 and are expressed in Canadian dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s major subsidiaries are Organigram Inc. (“OGI”), a Licensed Medical Marijuana Producer as regulated by Health Canada under the Marihuana Medical Access Regulations (“MMAR”) of the Government of Canada, and Trauma Healing Centers Incorporated (“THC”), offering a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

The offices of OHI are at 35 English Drive, Moncton, New Brunswick, E1E 3X3 and further inquiries regarding the Company may be directed to its Chief Financial Officer, Paolo De Luca, at (416) 661-0947, or by fax at (506) 384-4266, or by email to info@organigram.ca.

1.2 FORWARD-LOOKING STATEMENTS

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, or “continue”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and, statements regarding our future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond the Company’s control and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; dependence on senior management; sufficiency of insurance; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; supply risks; product risks; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “7.1 Financial Risk Factors”.

All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators and are available at www.sedar.com. Certain filings are also available on our web site at www.organigram.ca.

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1.3 BUSINESS ENVIRONMENT

In 2001, the Government of Canada introduced a regulatory regime, the Medical Marihuana Access Regulations (“MMAR”), governing access of patients to marijuana for medical purposes. Since this time, the number of patients prescribed medical marijuana has grown and continued growth is predicted. Meanwhile, the medical marijuana regulatory regime has continued to evolve until, in June 2013, Health Canada announced the current regulatory regime, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies are eligible to apply as a Licensed Producer (a “license”) of medical marijuana. This license permits a company to lawfully cultivate, possess and sell medical marijuana in conformance with the MMPR. Due to the regulatory barrier to entry, the anticipated growth in demand in the consumption of medical marijuana and the potential return on investment, a license is highly coveted by many companies.

The MMPR came into effect on April 1, 2014 and the Company received its initial license to operate as a Licensed Producer of medical marijuana on April 14, 2014. The license was renewed on March 28, 2017.

On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard et al v. Canada in which the MMPR was found to be unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis. The Federal Court of Canada therefore upheld the patients’ rights to grow their own medical marijuana.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. In addition, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis: (a) they can continue to access quality-controlled cannabis by registering with Licensed Producers; (b) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (c) they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis.

On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. The proposed Cannabis Act would create a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. Following Royal Assent, the proposed legislation would allow adults to legally possess and use cannabis. This would mean that possession of small amounts of cannabis would no longer be a criminal offence and would prevent profits from going into the pockets of criminal organizations and street gangs. The bill would also, for the first time, make it a specific criminal offence to sell cannabis to a minor and create significant penalties for those who engage young Canadians in cannabis-related offences.

Subject to Parliamentary approval and Royal Assent, the Government of Canada intends to provide regulated and restricted access to cannabis no later than July 2018.

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1.4 RISKS AND UNCERTAINTIES

The Company’s business is subject to risks inherent in a high growth, government regulated enterprise, and the Company has identified certain risks pertinent to its business, as further described under “7.1 Financial Risk Factors”. Management attempts to assess and mitigate these risks by retaining experienced professional staff and assuring that the Board of Directors and senior management are monitoring these risks on a continual basis.

2.1 NATURE AND HISTORY OF THE COMPANY'S BUSINESS

2.2 BUSINESS OUTLOOK

2.3 SELECTED INFORMATION

2.1 NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is licensed as a Licensed Producer of medical marijuana, including dried cannabis and cannabis oil, under the ACMPR. Pursuant to its license, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy medical marijuana, marijuana plants (including plants and seeds) and cannabis oil, in conformity with the ACMPR, and made its first shipment of medical marijuana to registered patients in September 2014. As at the date hereof, the Company has one of 35 licenses to produce and sell medical marijuana and one of 21 licenses to produce and sell cannabis oil under the ACMPR. The Company has the only license to produce and sell both medical marijuana and cannabis oil in Atlantic Canada. Moreover, management believes that the Company benefits from a number of competitive advantages which will allow it to be strategically positioned for future potential developments in the industry.

The Company has entered into agreements with several organizations committed to helping first responders and veterans deal with chronic ailments. Under the terms of the agreements, each of the organizations will refer patients to Organigram. The Company continues to pursue, as part of its business model, further strategic partnerships and opportunities with other suppliers and organizations and continues to actively evaluate such opportunities.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility that would be bring the Company’s production space to 487,000 square feet.

The Company’s license was amended August 10, 2017, allowing the Company to store substances inventory up to a maximum storage capacity value of $31,250,000 for the security level 8 vault. The amended License has a current term that expires March 27, 2020. It is anticipated that Health Canada will extend or renew the License at the end of its term. See “7.1 Financial Risk Factors”.

Medical marijuana and cannabis oil patients order from the Company primarily through the Company’s online store or through the phone. Medical marijuana and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the ACMPR. The Company’s prices vary based on grow time, strain yield and market prices. The Company may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale shipping of medical marijuana plant cuttings and dried flower to other Licensed Producers. The Company has already completed sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried flower.

2.2 BUSINESS OUTLOOK

The Company continues the ongoing development of 35 English Drive and 320 Edinburgh Drive to add additional capacity and permit the increased production of medical marijuana, cannabis oil, and related products. The increase in capacity is also to prepare for legalization of recreational use of marijuana in Canada. The Government of Canada announced on April 13, 2017, legislation to legalize the recreational use of marijuana in Canada by July of 2018.

The current expansions (Phases 2 and 3) at its main facility are expected to be completed and operational in February and May 2018 respectively. The expansion plan provides for a significant increase in the Company’s cannabis production capabilities, and is designed to increase total production capacity to approximately 25,000 kilograms per year.

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With the bought deal for gross proceeds of $57.5 million (net proceeds estimated at $54 million after underwriting and other fees) that closed on December 18, 2017, the Company intends to use the net proceeds of the offering within the next 24 months to fund an additional expansion program to construct one of the largest indoor cannabis production facilities in Canada. The expansion plans (Phases 4A, 4B and 4C) are expected to add up to 40,000 kilograms per year of incremental capacity which would bring the Company to an anticipated annual output of 65,000 kilograms per year of medical and adult-recreational cannabis products, including edibles, infused oils, and extract products.

				INCREMENTAL
		TARGET	GROUND FLOOR	ESTIMATED	TOTAL ESTIMATED
		CONSTRUCTION	FOOTPRINT	PRODUCTION	PRODUCTION
PHASE	STATUS	DATE	(SQ. FT.)	CAPACITY (KG.)	CAPACITY
	Complete	N/A	31,600	5,200	5,200
	Complete	Jan-2018	102,125	10,800	16,000
	In Process	May-2018	40,000	9,000	25,000
	In Planning	April-2018	130,000	14,500	39,500
	In Planning	July-2019	40,000	8,000	47,500
	In Planning	April-2020	85,000	17,500	65,000
	TBD	TBD	58,503	TBD	65,000
			487,228	65,000

Cloning to support the first planting cycle of the Company’s new twenty-three grow rooms (Phase 2) has begun. The commissioning of the state of the art mechanical and electrical systems has gone very well and the Company is very much looking forward to the enhanced automated control it will have over the environment. Phase 3 expansion remains on schedule as the expanded building was constructed and made weather-tight in December. Concrete floor pouring began in January 2018, and with an aggressive project schedule, the Company anticipates being ready for plants by the beginning of June. With the completion of these sixteen grow rooms, the Company’s pro-forma annual target capacity will be at least 25,000 kilograms.

A fully funded Phase 4 will begin in the spring of 2018 on a 255,000 square feet expansion that is currently being designed in three stages, with many space saving initiatives, as well as new system designs that utilizes the latest technologies. Once complete the campus on 35 English will be comprised of approximately 487,000 square feet (includes Phase 5) of ground floor cultivation space, supporting production and office space. To ensure the electrical power to support the growth, the Company is constructing a 30 mega-watt power substation on-site to ensure a continuous supply of power.

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All this investment speaks to the Company’s commitment to growing consistent quality product every day regardless of the outside conditions. The Company is also committed to adapting new and existing automation technology in areas that can positively impact its cost of manufacturing. Projects in the areas of potting, irrigation, shredding and packaging are all in progress with use of world class automation. The Company will continue to invest in technology and its people to deliver the best product possible.

The Company is also collaborating with other organizations, institutions or individual subject matter experts in the areas of energy management, plant productivity and cultivation, genetics, lighting, space optimization and visual recognition in order to stay ahead of current trends and constantly challenge the status quo. Organized change management is something the employees have come to expect and embrace at the Company.

Plant health has never been better as a result of an evolution of changes relating to excellent data collection and plant management through engaged employees. An internal data management system is tracking every watering, feeding and planting to calculate the optimum parameters to promote the best conditions for plant growth. As evidence of the improved plant health, on December 4, 2017, the Company was the recipient of three awards presented at the 2017 Lift Canadian Cannabis Awards, including Top Sativa Flower for its premium flower: Wabanaki. The Canadian Cannabis Awards is Canada’s leading medical marijuana awards program and recognizes leading Licensed Producers, with awards being determined based on votes cast by medical marijuana clients. Management of the Company is pleased with the results and views this as a validation of the Company’s enhanced quality control protocols and emphasis on quality.

The Company continues to plan for the anticipated legalization of edibles and concentrates in the year 2019 by partnering with TGS International LLC, a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 13 medicinal and/or adult-use retail locations in the state of Colorado.

The Company announced on September 15, 2017 that it had entered into a memorandum of understanding (“MOU”) with the New Brunswick provincial authority for the distribution of marijuana to the adult-use recreational market. Through the MOU, the province of New Brunswick secures a supply of at least 5 million grams of recreational marijuana per year from Organigram. The MOU, one of the first in Canada, is the result of positive, productive and ongoing consultation between the Government of New Brunswick and the Company.

On January 16, 2018, the Company announced that it had entered into a memorandum of understanding (“MOU”) with the Government of Prince Edward Island (“P.E.I.”) for the distribution of cannabis to the adult-use recreational market. The MOU contemplates P.E.I. securing a supply of at least one million grams of recreational marijuana per year from the Company.

The sales organization continues to focus its efforts within the medical space while building a strong infrastructure for future needs in the adult recreational market. On November 29, 2017, the Company announced the launch of The Edison Project which is an initiative designed to produce and offer the highest quality of flower using the latest in technology and industry best practices through the adoption of three key production techniques: top flower pruning, hand-manicuring flowers and craft curing post-harvest. The first two Edison Project related products released are #3 Edison and #7 Edison which are now available to registered patients of the Company. Along with another new product, Shubie, the company’s focus has been to ensure national distribution, education, and recommendations of these two additional product lines to the Organigram portfolio. Receptiveness has been extremely positive and has helped contribute significantly to the Company’s medical patient registrations, exceeding 10,000 patients as of November 30, 2017. Moving forward, the focus on the medical side will be to take an enhanced approach with our key clinic partners while continuing to set the stage for the adult recreational roll-out.

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The Company announced a bought deal on January 10, 2018, for gross proceeds of $100 million (with a potential over-allotment of $15 million). The use of the net proceeds, estimated at $93.9 million ($107.9 million including the potential over-allotment) after underwriter and other issue costs, will be used to fund its international expansion strategy, to potentially expand into other regions in Canada and to potentially build a presence in the hemp market. The bought deal is expected to close on or about January 31, 2018.

We believe these initiatives mentioned will position the Company for continued growth in sales and increase long-term shareholder value.

2.3 SELECTED INFORMATION

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The Company uses certain non-GAAP performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS.

THE FOLLOWING ARE QUARTERLY FINANCIAL HIGHLIGHTS FOR THE THREE-MONTHS ENDED NOVEMBER 30, 2017.

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Footnote 1 – Q2 F2017 includes sales return provision of $2,026,349 for credits issued for client care program.

ADJUSTED GROSS MARGIN % (EXCLUDES F.V. ADJUSTMENT TO BIO-ASSETS AND INVENTORY)
This is a non-GAAP measure and the Company calculates adjusted gross margin as net sales less cost of goods sold and indirect production, divided into net sales. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin.

GROSS MARGIN %	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018
(EXCLUDING F.V ADJ.

Gross Margin	1,082,648	1,581,961	2,008,801	762,891	(3,977,344)	(757,419)	844,786	1,617,886
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	297,716	687,651	937,510	(689,035)	(366,986)	(577,803)	264,464	721,767
Gross Margin excluding fair value adjust- ment to biological assets and inventory	784,932	894,310	1,071,291	1,451,926	(3,610,358)	(179,616)	580,322	896,119
Divided by: Net Sales	1,425,466	1,806,849	1,865,934	2,230,671	(581,169)	1,917,499	2,146,702	2,686,340
Gross Margin % (Excluding F.V Adj.)	55%	49%	57%	65%	-621%	-9%	27%	33%

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ADJUSTED NET PROFIT
This is a non-GAAP measure and the Company calculates adjusted net profit as net profit before the fair value adjustment to biological assets and inventory. Management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

NET PROFIT	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018
(EXCLUDING F.V. ADJ.)

Net income (loss)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)	(1,401,776)
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	297,716	687,651	937,510	(689,035)	(366,986)	(577,803)	264,464	721,767
Net Profit (Excluding F.V. Adj.)	(242,449)	(319,931)	(312,623)	(66,512)	(5,388,229)	(1,767,783)	(2,297,794)	(2,123,543)

ADJUSTED EBITDA
This is a non-GAAP measure and the Company calculates adjusted EBITDA as net profit before interest, income tax, depreciation and amortization, and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss).

ADJUSTED EBITDA	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018

Net income (loss)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)	(1,401,776)
Add: Interest	110,784	117,107	94,232	36,543	(132,539)	(114,444)	(66,630)	(43,787)
Income tax	-	-	-	-	-	-	-	-
Depreciation and amortization	195,864	203,734	244,883	302,808	805,944	377,514	512,518	485,621
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	297,716	687,651	937,510	(689,035)	(366,986)	(577,803)	264,464	721,767
Adjusted EBITDA	64,199	910	26,492	272,839	(4,714,824)	(1,504,713)	(1,851,906)	(1,681,709)

CASH FLOW
This is a non-GAAP measure and the Company calculates cash flow as net profit before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory. Management believes the exclusions are a better representation of cash performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is net income (loss).

CASH FLOW	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018

Net income (loss)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)	(1,401,776)
Add: Income tax	-	-	-	-	-	-	-	-
Depreciation and amortization	195,864	203,734	244,883	302,808	805,944	377,514	512,518	485,621
Share-based compensation	46,701	66,562	164,321	273,719	291,395	221,663	916,313	745,623
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	297,716	687,651	937,509	(689,035)	(366,986)	(577,803)	264,464	721,767
Cash Flow	116	(49,635)	96,581	510,015	(4,290,890)	(1,168,606)	(868,963)	(892,299)

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3.1 SUBSEQUENT EVENTS

(I) ISSUANCE OF STOCK OPTIONS
On December 18, 2017, the Company has issued 5,000 employee options to purchase 5,000 common shares of the Company, to employees of OGI, at an exercise price of $3.87 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 19, 2017, the Company has issued 225,000 employee options to purchase 225,000 common shares of the Company, to employees of OGI, at an exercise price of $3.70 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 21, 2017, the Company has issued 300,000 employee options to purchase 300,000 common shares of the Company, to employees of OGI, at an exercise price of $3.65 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 21, 2017, the Company has issued 110,000 employee options to purchase 110,000 common shares of the Company, to employees of OGI, at an exercise price of $3.65 per share. The options vest over a two-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 22, 2017, the Company has issued 400,000 employee options to purchase 400,000 common shares of the Company, to employees of OGI, at an exercise price of $3.15 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 22, 2017, the Company has issued 40,000 employee options to purchase 40,000 common shares of the Company, to employees of OGI, at an exercise price of $3.70 per share. The options vest over a three-year period. Vested options may be exercised until 2027, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(II) (EXERCISE OF WARRANTS
Subsequent to November 30, 2017, 1,748,576 warrants were exercised for proceeds of $2,164,741.

(III) COMPANY COMPLETES UNIT BOUGHT DEAL FINANCING
On December 18, 2017, the Company closed a short form prospectus bought deal offering for $57,500,002 (inclusive of the underwriters’ over-allotment option). The Company issued 16,428,572 Units at a price of $3.50 each. Each Unit consisted of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one common shares of the Company at a price of $4.00 until June 18, 2019

(IV) LETTER OF INTENT WITH FARM CREDIT CANADA
On December 18, 2017, the Company announced that it had entered into a Letter of Intent (“LOI”) with Farm Credit Canada (“FCC”) for a loan in the amount of $10 million. The consummation of the loan is subject to customary closing conditions, including any required regulatory consent.

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(V) COMPANY ANNOUNCES CONVERTIBLE DEBENTURES BOUGHT DEAL FINANCING
On January 10, 2018, the Company announced that it had entered into a letter of engagement with a syndicate of underwriters whereby the underwriters have agreed to purchase 100,000 convertible debentures (the “Convertible Debentures”) of the Company on a “bought deal” basis pursuant to the filing of a short form prospectus, subject to all required regulatory approvals, at a price of $1,000 per Convertible Debenture (the “Issue Price”) for gross proceeds of $100,000,000.

The Company has granted the underwriters a customary over-allotment option to purchase up to an additional 15% of the Convertible Debentures at the Issue Price at any time on or prior to the date that is 30 days following the closing of the offering which is currently expected to be January 31, 2018.

The Convertible Debentures will have a maturity date of two years from the closing date of the offering (the “Maturity Date”) and will bear interest from the date of closing at 6.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Convertible Debentures will be convertible, at the option of the holder, into common shares of the Company at any time prior to the close of business on the last business day immediately preceding the Maturity Date at a conversion price of $5.42 per common share (the “Conversion Price”). The Company may force the conversion of the principal amount of the then outstanding Convertible Debentures at the Conversion Price on not less than 30 days’ notice should the daily volume weighted average trading price of the common shares be greater than $7.05 for any 10 consecutive trading days. As consideration for their services in connection with the offering, the underwriters will receive a cash commission equal to 6.0% of the gross proceeds of the offering.

VI) COMPANY ANNOUNCES MEMORANDUM OF UNDERSTANDING WITH THE GOVERNMENT OF PRINCE EDWARD ISLAND
On January 16, 2018, the Company announced that it had entered into a memorandum of understanding (MOU) with the Government of Prince Edward Island for the distribution of cannabis to the adult-use recreational market. The MOU contemplates P.E.I. securing a supply of at least one million grams of recreational marijuana per year from the Company.

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4.1 CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted:

DISCLOSURE INITIATIVE (AMENDMENTS TO IAS 7)
This amendment was issued on December 18, 2014. The amendment requires entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

AMENDMENTS TO IAS 12 – INCOME TAXES
This amendment provides clarity on recognition of deferred tax assets for unrealized losses to address diversity in practice. The amendment was effective for annual reporting periods beginning on or after January 1, 2017. There has been no effect on the Company’s financial statements.

5.1 PRE-TAX OPERATING EARNINGS

5.2 RESULTS OF OPERATIONS

5.3 RELATED PARTY TRANSACTIONS

5.1 PRE -TAX OPERATING EARNINGS

The following are the statements of income for the three-months ended November 30, 2017 and 2016:

REVENUE	NOVEMBER 30, 2017	NOVEMBER 30, 2016

Sales	$2,686,906	$2,230,671
Less: sales returns	(566)	-
Net sales	2,686,340	2,230,671
Cost of sales	1,335,245	687,261
Indirect production	454,976	91,484
	896,119	1,451,926
Fair value adjustment to biological assets and
net realizable value reduction to inventory	721,767	(689,035)
Gross margin	1,617,886	762,891

EXPENSES

Sales and marketing	1,132,844	667,920
General and administrative	1,184,982	540,255
Share-based compensation	745,623	273,719
Total expenses	3,063,449	1,481,894

Loss from operations	(1,445,563)	(719,003)
Financing costs	50,841	100,958
Investment income	(94,628)	(64,414)
Net income loss and comprehensive loss	(1,401,776)	(755,547)
Weighted-average number of shares, basic and diluted	$104,751,058	$86,905,315
Net (loss) income per common share, basic and diluted	$(0.013)	$(0.009)

5.2 RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

	Q2-F2016	Q3-F2016	Q4-F2016	Q1-F2017	Q2-F2017	Q3-F2017	Q4-F2017	Q1-F2018

Net Sales	1,425,466	1,806,849	1,865,932	2,230,671	(581,169)	1,917,499	2,146,702	2,686,340
Net income (loss)	55,267	367,720	624,887	(755,547)	(5,755,215)	(2,345,586)	(2,033,330)	(1,401,776)
Net income (loss) per common share, basic
and diluted	0.001	0.007	0.009	(0.009)	(0.059)	(0.023)	(0.020)	(0.013)

REVENUE
The Company’s sales include wholesale, cannabis oil, accessories revenue, and revenue from THC. For the quarter ended November 30, 2017, the Company posted net sales of $2,686,340 from 195,075 grams of dried flower and 418,600 ml of oil sold versus $2,230,671 for the quarter ended November 30, 2016 on sales of 260,291 grams of dried flower and 77,200 ml of oil.

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GROSS MARGIN
The gross margin for the quarter ended November 30, 2017 and 2016 was $1,617,886 and $762,891 respectively. The increase in gross margin compared to prior year was the result of increased sales and an increase in the fair value of inventories over the quarter ended November 30, 2016.

1)

Costs of goods sold include the direct costs of materials and labour related to the medical marijuana sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling. It also includes the costs of sales related to other products such as vaporizers and cookbooks.

2)	Depreciation of manufacturing related items such as building and equipment, utilized in the production of medical marijuana.

3)	Change in the fair value of biological assets and inventory related to IFRS standard IAS41.

The production cost of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. Indirect production for the three-month period ended November 30, 2017 was $454,976 versus $91,484 for the three months ended November 30, 2016.

SALES AND MARKETING
In the quarter ending November 30, 2017, the Company incurred sales and marketing expenses of $1,132,844 versus $667,920 in the quarter ended November 30, 2016. These costs are related to increased client service and sales staff, increases in freight due to increased shipping distances, educational materials, as well as commissions on sales.

The increase from the comparable period is due to an increase in sales volumes and planning for the recreational market.

GENERAL AND ADMINISTRATIVE
In the quarter ended November 30, 2017, the Company incurred expenses of $1,184,982 versus $540,255 in the comparable 2016 prior period.

The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and shareholder related fees as the Company increased sales volumes and continues planning for the recreational market.

SHARE- BASED COMPENSATION
The company recognized $745,623 in share-based compensation for the quarter ended November 30, 2017 compared to $273,719 in the quarter ended November 30, 2016. Options granted in the recent period were 226,648 compared to 1,993,100 in the quarter ended November 30, 2016. Included in the November 30, 2016 options were 1,100,000 issued to consultants.

Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense.

FINANCING COSTS AND INVESTMENT INCOME
For the quarter ending November 30, 2017, the Company incurred $50,841 in financing costs less $94,628 in investment income versus $100,958 in financing costs less $64,414 in investment income during quarter ended November 30, 2016.

These finance costs are related to long-term debt of $3,406,630 at November 30, 2017 ($3,397,657 - November 30, 2016). The investment income is related to the short-term investments of $20,000,000 at November 30, 2017 ($23,475,000 – November 30, 2016).

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THE LONG-TERM DEBT RECEIVED IS AS FOLLOWS:

	NOVEMBER 30, 2017	AUGUST 31, 2017

Farm Credit Canada credit facility - maturing December 1, 2019 with a 10 year amortization and a 5 year term variable rate plus 1.75% (currently 5.95%)	1,905,655	1,959,564
Farm Credit Canada - real property loan maturing December 1, 2020 with a 10 year amortization and 5 year term variable rate plus 2.15% (currently 6.350%)	1,287,456	1,31,818
Business Development Loan - matured May 31, 2017, bearing inter at an interest rate of 7%	-	29,625
Business Development Program - loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	262,300	262,300
Deferred financing	(48,781)	(51,001)
	3,406,630	3,518,306
Less: current portion	(388,213)	(389,816)
Long-term portion	$3,018,417	$3,128,490

THE INVESTMENT INCOME EARNED IS FROM THE FOLLOWING:

		NOVEMBER 30, 2017	AUGUST 31, 2017

DESCRIPTION	INTEREST %
Maturing December 22, 2017, redeemed	1.19%	$-	$2,000,000
Maturing December 22, 2017, redeemed	1.19%	-	5,000,000
Maturing December 27, 2017, redeemed	1.20%	-	5,000,000
Maturing December 28, 2017	1.46%	20,000,000	20,000,000
		$20,000,000	$32,000,000

All short-term investments are guaranteed investment certificates with a Schedule I bank, which are redeemable prior to maturity.

NET (LOSS) INCOME
The net loss for the quarter ended November 30, 2017 was $1,401,776 or $0.013 per share, compared to the quarter ending November 30, 2016 of a net loss of $755,547 or $0.009 per share. While sales and gross margin increased compared to the prior comparable period, this was off-set by increases in overhead expenses due to the planning for the adult recreational market-place.

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5.3 RELATED PARTY TRANSACTIONS

TRANSACTIONS AND BALANCES WITH RELATED ENTITIES
Certain directors, management, and other related parties controlled by directors of the Company were issued convertible debentures as part of a November 27, 2015 private placement. The convertible debentures carried a 6.75% interest rate and were to expire on December 31, 2018. During the quarter ended November 30, 2016, these debentures were converted into 110,713 common shares.

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. For the three-month period ended November 30, 2017, the Company’s expenses included $366,923 (three-months ended November 30, 2016 - $167,098) for salary and/or consulting fees paid to key management personnel. In addition, 166,648 options (three-months ended November 31, 2016 – 835,600) were granted during the three-month period ended November 30, 2017 to key management personnel at an average exercise price of $2.59 (three-months ended November 30, 2016-$1.42) .

6.1 LIQUIDITY AND CAPITAL RESOURCES

6.2 SHARE DATA

6.3 BALANCE SHEET

6.4 FAIR VALUE OF FINANICIAL INSTRUMENTS

6.1 LIQUIDITY AND CAPITAL RESOURCES

The following highlights the Company’s cash flows during the three-months ended November 30, 2017 and 2016.

	NOVEMBER 30, 2017	NOVEMBER 30, 2016
NET CASH PROVIDED BY (USED)

Operating Activities	$(80,786)	$883,610
Financing Activities	3,465,718	1,894,522
Investing Activites	2,291,598	(10,809,289)
Cash Provided (Used)	$5,676,530	$(8,031,157)

Cash Position
Beginning of period	1,957,370	9,857,637
End of period	$7,633,900	$1,826,480

On November 30, 2017, the Company had a cash balance of $7,633,900 compared to $1,826,480 for the comparable period.

The cash used by operating activities was $80,786 primarily driven by a net loss of $1,401,776 offset by non-cash items for depreciation and loss on disposals of $485,621, and share-based compensation of $745,623. For the three-month period ending November 30, 2016, the cash generated by operating activities was $883,610 primarily driven by a net loss of $755,547 offset by non-cash items for depreciation of $302,808, fair value adjustment to biological assets of $674,523, and share-based compensation of $273,719. In addition, a decrease in working capital balances of $350,938.

The cash provided by financing activities was $3,465,718 driven by stock options and warrants exercised of $3,628,233 offset by repayments of long term debt of $113,894. For the three-month period ending November 30, 2016, the cash provided by financing activities was $1,894,522 primarily driven by stock options and warrants exercised for $2,916,010 and proceeds of a business development 0% interest-bearing loan for $221,215. These were offset by payment of long-term debt of $1,071,255, including the $1,000,000 non-brokered private placement 9% interest-bearing loan.

The cash generated by investing activities was $2,291,598 primarily driven by redemptions of short-term interest-bearing certificates for $12,000,000 and off-set by acquisition of property, plant and equipment for $9,803,030. Included in the acquisition was the purchase of land and building located adjacent to the Company’s property, located at 55 English Drive for a purchase price of $2,000,000. Of the purchase price, $99,000 was allocated to land and the remainder to building. For the three-month period ending November 30, 2016, the cash used by investing activities was $10,809,289 primarily driven by acquisition of property, plant and equipment for $11,119,082 and investing in short-term interest-bearing certificates for $700,000. Property, plant and equipment included the acquisition of an adjacent property for expanding operations located at 320 Edinburgh Drive in Moncton, New Brunswick for a purchase price of $7,925,049, including closing costs.

6.2 SHARE DATA

(I) OUTSTANDING SHARES, WARRANTS AND OPTIONS
The following table sets out the number of shares, warrants and options outstanding as at November 30, 2017 and January 29, 2018:

FULLY DILUTED SHARES	NOVEMBER 30, 2017	JANUARY 29, 2018

Common shares issued and outstanding	106,306,907	124,526,705
Investor warrants	1,848,363	8,188,636
Compensation options	6,330,297	7,321,247
Total fully diluted shares	114,485,567	140,036,588

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(II) SHARE-BASED COMPENSATION
Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding common shares, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE

Balance – September, 2017	6,352,049	$1.48
Granted	226,648	$2.70
Exercised	(181,950)	$1.36
Cancelled/Forfeited	(66,450)	$1.25
BALANCE – NOVEMBER 30, 2017	6,330,297	$1.53

Options outstanding have exercise prices that range from $0.30 to $3.55 with a weighted average remaining life of 8 years. Total share-based compensation expense for the three-month period ending November 30, 2017 was $745,623 (three-month period ending November 30, 2016 – $273,719) of which, $588,345 related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the options’ vesting period. In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted by applying the following assumptions:

Risk free interest rate	0.55% - 2.00%
Expected life of options	0.5 -7.4 years
Expected annualized volatility	53% -128%
Expected dividend yield	-

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

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6.3 BALANCE SHEET

The following is the financial position of the Company as at November 30, 2017 and August 31, 2017:

ASSETS	NOVEMBER 30, 2017	AUGUST 31, 2017
Current Assets
Cash	$7,633,900	$1,957,370
Short term investments	20,000,000	32,000,000
Accounts receivable	2,160,399	4,072,871
Biological assets	2,922,673	2,779,946
Inventories	4,222,795	2,625,858
Prepaid expenses	1,782,980	1,230,239
	38,722,747	44,666,284
Property, plant and equipment	54,663,615	45,346,206
Deferred charges	894,569	467,490
Goodwill	2,327,728	2,327,728
	$96,608,659	$92,807,709
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$6,657,008	$6,258,341
Current portion of long term debt	388,213	389,816
	7,045,221	6,648,157
Long-term Debt
Long-term debt	3,018,417	3,128,490
	10,063,638	9,776,647

SHAREHOLDERS’ EQUITY
Share capital	104,038,291	99,704,455
Reserve for options and warrants	3,663,192	3,081,293
Accumulated deficit	(21,156,462)	(19,754,686)
	86,545,021	83,031,062
	$96,608,659	$$92,807,709

As at the date hereof, the Company has no off-balance sheet arrangements.

6.4 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset of paid to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and long-term debt. The carrying values of these financial instruments approximate fair value.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

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•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt are classified as level 2 measurements. During the year, there were no transfers of amounts between Level 1, 2 and 3.

7.1 FINANCIAL RISK FACTORS

7.2 COMMITMENTS AND CONTINGENT LIABILITIES

7.1 FINANCIAL RISK FACTORS

The Company is exposed to various risks through its financial instruments, as follows:

(I) CREDIT RISK
rises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $29,794,299 of cash, short term investments and accounts receivable on the balance sheet.

As of November 30, 2017, and August 31, 2017, the Company’s aging of trade receivables (net of a provision for doubtful accounts) was approximately as follows:

TRADE RECEIVABLES	NOVEMBER 30, 2017	AUGUST 31, 2017
0-60 days	$354,160	$400,204
61-120 days	159,859	89,372
Total	$514,019	$489,576

(II) LIQUIDITY RISK
The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2017, the Company had $7,633,900 (August 31, 2017 – $1,957,370) of cash and cash equivalents and working capital of $31,677,526 (August 31, 2017- $38,018,127).
The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

TRADE RECEIVABLES	CARRYING	CONTRACTUAL	FISCAL	FISCAL	FISCAL
	AMOUNT	CASH FLOWS	2018	2019-2021	2021-2022
Accounts payable and accrued liabilities	$6,657,008	$6,657,008	$6,657,008	$-	$-
Long-term debt	3,406,630	3,406,630	275,921	874,106	914,262
Interest payments	-	-	138,959	311,012	206,762
	$10,063,638	$10,063,638	$7,071,888	$1,185,118	$1,121,024

(III) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of:

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at November 30, 2017 pursuant to the variable rate loans described in the long-term debt schedule. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $31,931 per year.

(IV) CONCENTRATION RISK
The Company’s accounts receivable is primarily due from the Federal Government, legal trusts, and patients covered under group insurance, and, thus, the Company believes that the accounts receivable balance is collectible.

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(V) DEPENDENCE ON SENIOR MANAGEMENT
The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock based compensation, has been designed for the retention of key employees.

The Company announced the appointment of Paolo De Luca, CPA, CA, CFA as the Company’s Chief Financial Officer (CFO). Mr. De Luca assumed the position effective December 19, 2017. With a reputation for creative, high-energy leadership focused on the growth of dynamic companies, Mr. De Luca regularly draws upon his broad global experience and deep technical expertise to deliver unique and non-traditional financial solutions to complex issues supported by his sophisticated knowledge of capital markets, finance, technical accounting, tax and regulatory matters. With more than 20 years of diversified financial business experience, Mr. De Luca has held senior financial, investor relations, and accounting leadership roles at companies including West Face Capital, one of Canada’s leading alternative asset management firms; Meridian LNG; Potash Ridge; C.A. Bancorp; and TD Securities. With this diverse industry and international background, he has extensive experience with both traditional and non-traditional financing and debt offerings, which will be a tremendous asset to the Company. Mr. De Luca is a graduate of York University’s Schulich School of Business.

The Board of Directors, on December 19, 2017, appointed Derrick West as the Chair of the Audit Committee for the ensuing year. Mr. West currently serves as the Chief Financial Officer and Corporate Secretary of Partners Real Estate Investment Trust, a TSX listed issuer, and has previously served as the CFO of a TSXV listed international mining service enterprise and as the Vice-President of Accounting and Administration for a TSX listed REIT. Mr. West commenced his career with Grant Thornton LLP where he obtained his Chartered Accountancy designation and is an active Chartered Professional Accountant.

(VI) SUFFICIENCY OF INSURANCE
The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(VII) COMPETITION
There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. If the number of users of medical marijuana in Canada increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

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(VIII) GENERAL BUSINESS RISK AND LIABILITY
Given the nature of the Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(IX) REGULATION OF THE MARIJUANA INDUSTRY
The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(X) REGULATORY RISKS
The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

While the Company currently anticipates the legalization of recreational marijuana use in Canada in the future, there can be no assurances that recreational marijuana use in Canada will in fact be legalized in the near term, or at all. The Company has invested a considerable amount of funds into the expansion of its production facilities, including the 35 English Drive, 55 English Drive, 91 English Drive, and the 320 Edinburgh Drive Expansion, in anticipation of the legalization of recreational marijuana use in Canada and any significant delay in legalization or a decision by the government of Canada and other relevant regulatory authorities to not proceed with legalization could have a material adverse effect on the business, results of operations and financial condition of the Company.

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(XI) CHANGE IN LAWS, REGULATIONS AND GUIDELINES
The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

(XII) RELIANCE ON LICENSE RENEWAL
The Company’s ability to grow, store and sell medical marijuana in Canada is dependent on the license from Health Canada. Failure to comply with the requirements of the license or any failure to maintain this license would have a material adverse impact on the business, financial condition and operating results of the Company. The license was renewed March 28, 2017 and expires March 27, 2020. Although management believes it will meet the requirements of the ACMPR annually for extension of the license, there can be no guarantee that Health Canada will extend or renew the license or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license, or should it renew the license on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected.

(XIII) RELIANCE ON A SINGLE FACILITY
To date, the Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(XIV) FACTORS WHICH MAY PREVENT REALIZATION OF GROWTH TARGETS
The Company’s growth strategy contemplates outfitting the Moncton facility with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

•	delays in obtaining, or conditions imposed by, regulatory approvals;
•	failure to obtain anticipated license capacity increases;
•	plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency
•	environmental pollution;
•	contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
•	labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
•	disruption in the supply of energy and utilities; and
•	major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

As a result, there is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

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(XV) RISKS INHERENT IN AN AGRICULTURAL BUSINESS
The Company’s business involves the growing of medical marijuana, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XVI) VULNERABILITY TO RISING ENERGY COSTS
The Company’s medical marijuana growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

(XVII) PUBLICITY OR CONSUMER PERCEPTION
The Company believes the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical marijuana in general, or the Company’s products specifically, or associating the consumption of medical marijuana with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(XVIII) PRODUCT LIABILITY
As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

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There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(XIX) PRODUCT RECALLS
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(XX) RELIANCE ON KEY INPUTS
The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXI) DIFFICULTIES WITH FORECASTS
The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical marijuana industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXII) EXCHANGE RESTRICTIONS ON BUSINESS
The TSX-V’s listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the Exchange, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada license. This undertaking could have an adverse effect on the Company’s ability to export marijuana from Canada and on its ability to expand its business into other areas including the provision of non-medical marijuana in the event that the laws were to change to permit such sales and the Company is still listed on the Exchange and still subject to such undertaking at the time. This undertaking may prevent the Company from expanding into new areas of business when the Company’s competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

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(XXIII) MANAGEMENT OF GROWTH
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXIV) LITIGATION
The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Company’s common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

(XXV) DIVIDENDS
The Company has no earnings or dividend record and may not pay any dividends on its common shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(XXVI) LIMITED MARKET FOR SECURITIES
The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Resulting Issuer.

(XXVII) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS
The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

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7.2 COMMITMENTS AND CONTINGENT LIABILITIES

(I) CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a law suit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the law suit to be without merit though they will rigorously defend the action. A provision has been made in these consolidated financial statements for the claim.

On March 3, 2017, a Claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to represent a Class who purchased and consumed medical marijuana that was later found to contain trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers and were the subject of the Company’s product recalls in December 2016 and January 2017. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, the Sale of Goods Act and the Food and Drugs Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, damages in the form of the total funds required to establish a medical monitoring process for the benefit of the Class, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the Claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

For the three-month period ending February 2017, the Company recognized $2,026,349 in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

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GREG ENGEL	Director and CEO
DENIS ARSENAULT	Chairman of the Board
PETER AMIRAULT[2]	Lead Director
DERRICK WEST[1,2]	Chair of the Audit Committee
MICHEL J. BOURQUE[1]	Chair of the Governance, Nominating, Compensation and Human Resources Committees
DR. KENNETH MITTON	Independent Director
PAOLO DE LUCA[1]	Chief Financial Officer
RAYMOND GRACEWOOD	Chief Commercial Officer
MICHAEL TRIPP[1]	Chief Legal Officer

[1] Note: Subject to Health Canada regulatory approval.

[2] Independent Director.

ORGANIGRAM

organigram.ca | /discoverogi